SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2007

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras finalizes the transfer of refineries to YPFB

(Rio de Janeiro, June 26, 2007). – PETRÓLEO BRASILEIRO S/A - PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA, BCBA: APBR/APBRA], a Brazilian international energy company, announces that this morning in Santa Cruz de La Sierra, Bolivia, it concluded the transfer to YPFB of the total shares of Petrobras Bolivia Refinación S.A. (PBR), the owner of the refineries in Santa Cruz and Cochabamba. YPFB now assumes control of all the shares of Petrobras Bolivia Refinación S.A., the name of which will be changed to reflect the new controlling shareholder, responsible for all the company’s assets and liabilities including the supply of oil products to the Bolivian market.

PBR was incorporated in 1999 as Empresa Boliviana de Refinación S.A. with the purpose of operating the refineries, Guilhermo Elder Bell in Santa Cruz de la Sierra and Gualberto Villaroel, in Cochabamba. These assets were acquired for US$ 102 million by the consortium made up of Petrobras and Perez Companc, the latter subsequently purchased by Petrobras.

As from the Bolivian government’s decision of May 1 2006 to nationalize 50% plus one of PBR’s shares, the company initiated a process of negotiating an upfront and fair indemnity with the local authorities. Petrobras adopted the position that its continued presence in the corporation would depend upon the maintenance of its occupational safety, health, and environmental and human resources policies in the operation of the refineries.

At the same time, Petrobras hired an investment bank to undertake an independent appraisal of the value of the shares based on commonly accepted criteria for this type of business transaction, particularly discounted cash flow, the most usual and best known of these criteria.

As negotiations progressed it became increasingly apparent to Petrobras and YPFB that the sale of the totality of the PBR’s shares to YPFB would be the best solution for meeting the interests of both parties.

On May 11 2007, with this objective in mind, Petrobras submitted its final proposal worth US$ 112 million, for the sale of the shares. This amount is compatible with the independent valuation undertaken and is based on the discounted cash flow criterion.

The valuation did not take into consideration the decision taken by the Bolivian authorities to prohibit PBR from exporting hydrocarbons.

On YPFB’s acceptance of the offer, the first tranche of US$ 56 million was deposited on June 11, the Bolivian state oil company at the same time delivering a bank surety guaranteeing the payment of the remaining amount within a period of 60 days.

Over the seven years that it was responsible for running the refineries, Petrobras continuously increased fuel output, reducing existing deficits in some cases and generating export surpluses in others. The refineries were made safer and more efficient and productive employing additional technology and introducing modern management methods. With the operation of the Bolivian refineries, Petrobras established its first significant overseas activities in the refining and distribution areas, this helping to consolidate the brand, today recognized in several countries.

Under Petrobras’ responsibility, the labor force at the two refineries has received continuous training and skills upgrading. On the transfer of refineries to YPFB, Petrobras obtained a commitment from the Bolivian authorities that existing jobs and labor conditions would be maintained, the new insurance policy only remaining valid as long a no material changes are made in the configuration of the labor force.

During the period that they were controlled by Petrobras, the Bolivian refineries recorded an accumulated net income of US$ 139 million, of which US$ 126 million was paid out to shareholders in the form of dividends. With the sale of the stake for US$ 112 million, Petrobras concludes its refining activities in Bolivia with an adequate return on invested capital.

Following the change in control of the two refineries, Petrobras is no longer able to control the quality of products supplied to end consumers in Bolivia. The Company has thus taken the decision to withdraw its company brand from the 26 service stations that bear the corporate logo in different regions of the country.

The Petrobras brand, launched in Bolivia in 2001, revolutionized the marketing of fuels in the country by incorporating the innovative concepts of the Integrated Service Station and the systematic control of quality of the products sold. Similarly, the line in Lubrax-branded lubricants, which in 2006 had a domestic market share of 27%, will cease to be manufactured and commercialized by Petrobras in Bolivia.

www.petrobras.com.br/ri/english
Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS
Investor Relations Department I Raul Adalberto de Campos - Gerente Executivo I E-mail: petroinvest@petrobras.com.br
Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ I Tel.: 55 (21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 26, 2007

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.